

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

<u>Via Email</u>
Mr. Mathew J. White
Chief Financial Officer
Praxair Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810

      Re: **Praxair Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed February 25, 2015
               File No. 1-11037

Dear Mr. White:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Terence O'Brien

               Terence O'Brien
               Accounting Branch Chief